Exhibit 99.5

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Consent of Independent Accountants

We hereby consent to the inclusion in the Provident Energy Trust 's Annual Report on Form 40-F for the year ended December 31, 2003 of our audit report dated March 11, 2004, on the consolidated balance sheets of Provident Energy Trust as at December 31, 2003 and 2002 and the consolidated statements of operations and accumulated loss and cash flows for the years ended December 31, 2003 and December 31, 2002.

Chartered Accountants
Calgary, Alberta
March 11, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.